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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

MAR 0 1 2010

Washington, DC
112

SEC FILE NUMBER
8-53064

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/09__ AND ENDING __12/31/09__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **METLIFE INVESTORS DISTRIBUTION COMPANY**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Park Plaza
_____
(No. and Street)

Irvine   CA   92614
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Gruppuso   908-253-2685
                                                  (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
_____
(Name - if individual, state last, first, middle name)

Two World Financial Center   New York   New York   10281-1414
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[x] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

AFFIRMATION

I, Peter Gruppuso, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to MetLife Investors Distribution Company as of and for the year ended December 31, 2009, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____ 2/25/2010
Signature   Date

Chief Financial Officer_____
Title

Subscribed and sworn to before me on
this 25th day of February, 2010

_____
                Notary Public

METLIFE INVESTORS DISTRIBUTION COMPANY
(SEC. I.D. No. 8-53064)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of

MetLife Investors Distribution Company

We have audited the accompanying statement of financial condition of MetLife Investors Distribution Company (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of MetLife Investors Distribution Company at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 25, 2010

METLIFE INVESTORS DISTRIBUTION COMPANY

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 24,723,490
Mutual fund fee receivable	15,419,848
Receivable from affiliates	3,123,294
Secured demand note receivable	21,000,000
Other assets	214,157
TOTAL ASSETS	**$ 64,480,789**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Commissions payable	$ 2,724,033
Due to affiliates	14,525,733
Deferred tax liability	23,433
	17,273,199
Note payable under subordinated secured demand note collateral agreement	21,000,000

STOCKHOLDER'S EQUITY:

Common stock, no par value; authorized 30,000 shares; issued and outstanding 25,000 shares	100,000
Additional paid-in capital	6,374,363
Retained earnings	19,733,227
Total stockholder's equity	26,207,590
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 64,480,789**

See notes to statement of financial condition.

METLIFE INVESTORS DISTRIBUTION COMPANY

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

1. ORGANIZATION

MetLife Investors Distribution Company (the "Company") is a wholly owned subsidiary of MetLife Investors Group, Inc. ("MLIG" or "Parent"), which is a wholly owned subsidiary of MetLife, Inc. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act"), and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company facilitates the offerings of MetLife variable annuity and variable life products ("Variable Products") to the marketplace as a wholesale broker-dealer by entering into distribution agreements with other broker dealers. In addition, the Company is the underwriter for most MetLife Variable Products, including those of Metropolitan Life Insurance Company.

In connection with the sale of MetLife Variable Products, the Company receives fees from the Met Investors Series Trust, the Metropolitan Series Fund, Inc. (collectively the "Trusts") and non-proprietary mutual funds under Rule 12b-1 of the Investment Company Act of 1940. The 12b-1 fees are generated from distribution and marketing services rendered on behalf of mutual funds that participate in MetLife Variable Products as outlined in their individual participation or service agreements.

"MetLife" as used in these Notes refers to MetLife, Inc., a Delaware Corporation, and its subsidiaries (other than the Company), including Metropolitan Life Insurance Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Presentation - The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates in the Preparation of Financial Statements - The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition.

Cash and Cash Equivalents - Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less. Included in cash equivalents are $24,709,821 of money market funds held at Bank of America. Substantially all the remaining balance is cash on deposit with Bank of America.

Revenue Recognition – Commission revenue and commission expense on Variable Product transactions are recorded on an accrual basis. Mutual fund fee revenues and interest are recorded on an accrual basis.

Income Taxes – The Company is a member of the consolidated federal income tax group established by MetLife, Inc. for its wholly owned subsidiaries and participates in a tax sharing agreement with MetLife. As a result, the Company's income and deductions are included in the consolidated return and any computed federal taxes payable or receivable are due to or from MetLife, Inc. or its affiliates. MetLife allocates income tax expenses or benefits to members of the consolidated group based on each subsidiary's contribution to consolidated taxable income or loss using the statutory rate applicable to the consolidated group.

The Company also files tax returns with various state taxing agencies, both on a stand alone and combined basis with various MetLife subsidiaries. As a result, the Company's state income taxes payable or receivable are due to or from various state taxing agencies or such MetLife subsidiaries.

The Company recognizes deferred tax assets and liabilities based upon the difference between the financial statement and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse if future realization of the tax benefit is more likely than not. A valuation allowance is recorded for the portion, if any, that is not likely to be realized.

Fair Value of Financial Instruments - Substantially all of the Company's financial assets and liabilities are carried at fair value or amounts that approximate fair value.

Adoption of New Accounting Pronouncements - In June 2009, the Financial Accounting Standards Board ("FASB") approved FASB Accounting Standards Codification ("Codification") as the single source of authoritative accounting guidance used in the presentation of financial statements in conformity with GAAP for all non-governmental entities. Codification, which changed the referencing and organization of accounting guidance without modification of existing GAAP, is effective for periods ending after September 15, 2009. Since it did not modify existing GAAP, Codification did not have any impact on the Company's financial condition. On the effective date of Codification, substantially all existing non-SEC accounting and reporting standards are superseded and, therefore, are no longer referenced by title in the accompanying notes to the statement of financial condition.

Effective April 1, 2009, the Company adopted prospectively new guidance which establishes general standards for accounting and disclosure of events that occur subsequent to the balance sheet date but before the statement of financial condition is issued or available to be issued. It also requires disclosure of the date through which management has evaluated subsequent events and the basis for that date. The Company has provided all of the required disclosures in its statement of financial condition.

3. RELATED PARTY TRANSACTIONS

The Company earns commissions from affiliated insurance companies related to the distribution of certain MetLife Variable Products.

The Company receives 12b-1 fees from the Trusts and unaffiliated mutual funds whose shares serve as investment options of policyholders of the Company's affiliated insurance companies. At December 31, 2009, mutual fund fee receivable included $9,917,711 due from the Trusts. The Company pays a fee to MetLife for administrative and recordkeeping services related to such products.

MetLife provides services and support functions, including, but not limited to, payroll, legal, compliance and other general corporate services and charges the Company its allocated portion of such costs.

In addition, MetLife disburses compensation and other amounts on behalf of the Company, for which the Company reimburses MetLife. Due to affiliates includes amounts due to MetLife for allocated services and support functions, and amounts disbursed by MetLife on behalf of the Company.

4. REGULATORY REQUIREMENTS

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the 1934 Act which requires the maintenance of minimum net capital, as defined. The Company is required to maintain net capital, as defined, of the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. The rule also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $43,376,096 which was $42,224,549 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.40 to 1 as of December 31, 2009.

The Company carries no customer accounts and receives no customer funds or securities. Accordingly, the Company is exempt from Rule 15c3-3 under the 1934 Act pursuant to section (k)(1) of the rule.

5. INCOME TAXES

The federal deferred tax liability primarily relates to deductible state taxes and state net operating loss carryforwards. A 100% state deferred tax asset valuation allowance of $67,711 has been established at December 31, 2009, representing a $67,711 increase for the year ended December 31, 2009. As of December 31, 2009, the Company had state net operating loss carryforwards of $841,125 which begin to expire in 2014.

6. SECURED DEMAND NOTE

Effective September 30, 2008, the Company entered into a Secured Demand Note ("SDN") Collateral Agreement with MetLife Insurance Company of Connecticut ("MICC") pursuant to which MICC transferred securities to the Company to collateralize MICC's obligation to lend $21 million to the Company. The SDN matures on February 28, 2011 and bears interest at 0.5% per annum.

At December 31, 2009 the collateral consisted of U.S. Government securities with a fair value approximating $25.1 million. The Company has not exercised its right to sell or repledge the collateral.

The SDN provides the Company with additional regulatory capital toward meeting the minimum net capital requirement under Rule 15c3-1. The corresponding liability "Note payable under subordinated secured demand note collateral agreement" is subordinate to the claims of the general creditors. To the extent that the subordinated borrowing is required for the Company's continued compliance with the minimum net capital requirements under Rule 15c3-1, it may not be repaid.

7. **SUBSEQUENT EVENTS**

The Company evaluated the recognition and disclosure of subsequent events on February 25, 2010, the date the December 31, 2009 statement of financial condition of the Company was issued.

* * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2010

MetLife Investors Distribution Company
5 Park Plaza
Irvine, CA 92614

In planning and performing our audit of the financial statements of MetLife Investors Distribution Company (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 25, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (the "SEC"); we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against

Member of
Deloitte Touche Tohmatsu

loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP